SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            Enron Caribbean Basin LLC
                        (Name of foreign utility company)

                                   Enron Corp.
    (Name of filing company, if filed on behalf of a foreign utility company)


     Pursuant to Section 33(a) of the Public Utility Holding Company Act of 1935, as amended (the "Act"), and Rule 57, Enron Corp. ("Enron"), an Oregon corporation, hereby files this form to notify the Securities and Exchange Commission that its indirect subsidiary company, Enron Caribbean Basin LLC ("ECB"), a Delaware limited liability company, is a foreign utility company under Section 33 of the Act.

     ECB's business address is 1400 Smith Street, Houston, Texas 77002. ECB is wholly owned by Atlantic Commercial Finance, Inc., which is wholly owned by Enron. ECB indirectly owns interests in and operates many facilities that are not located in any state and that are used for the generation, transmission or distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas for heat, light or power, specifically:

     (1) Through Bahia Las Minas Corp., ECB owns a power generation complex with an aggregate installed capacity of 280 MW. The power generation complex is located on the Caribbean coast, in Cativa, Province of Colon, Panama and consists of two generation plants. The first plant consists of a simple cycle power block with heavy fuel oil-fired boilers that power three steam turbine generators with a total installed capacity of 120 MW. The second power plant consists of a combined cycle power block with marine diesel fuel oil-fired combustion turbine generator sets with a combined installed capacity of 160 MW;

     (2) Through Empresa Energetica Corinto Ltd., ECB owns an interest in a 70.5 MW heavy fuel oil-fired barge-mounted generation facility located in the port of Puerto Corinto, Nicaragua;

     (3) Through Puerto Quetzal Power LLC, ECB owns an interest in a 110 MW and a 124 MW barge-mounted fuel-oil-fired electric generating facility, both located in Puerto Quetzal, Guatemala;

     (4) Through Enron Servicios Guatemala Limitada and Politwatt Limited, ECB operates a 110 MW and a 124 MW barge-mounted fuel-oil-fired electric generating facility, both located in Puerto Quetzal, Guatemala and owned by Puerto Quetzal Power LLC;

     (5) Through Smith/Enron Cogeneration L.P., ECB owns an interest in a 185 MW barge-mounted power generation facility near Puerto Plata, Dominican Republic;


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     (6) Through Smith/Enron O&M L.P, ECB operates a 185 MW power generation facility located near Puerto Plata, Dominican Republic which is owned by Smith/Enron Cogeneration L.P.;

     (7) Through Compania Anonima Luz y Fuerza Electricas de Puerto Cabello "CALIFE", ECB owns an interest in an electric distribution company serving 50,000 customers in and around the city of Puerto Cabello, Venezuela; and

     (8) Through Enron Caribe VI Ltd., ECB operates, together with Enron Electricidad de Nicaragua, S.A. which is not a subsidiary of ECB, a 70.5 MW heavy fuel oil -fired barge-mounted generation facility located in the port of Puerto Corinto, Nicaragua, which is owned by Empresa Energetica Corinto Ltd.

     A subsidiary of Enron, Portland General Electric Company ("PGE"), an Oregon corporation, is a public utility that is engaged in the generation, transmission and distribution of electricity in the state of Oregon. PGE does not own or control any interest in ECB or its subsidiaries. PGE has not paid any part of the purchase price for Enron's interest in such companies, and PGE is not engaged in any service contract or other relationship with ECB or its subsidiaries.



The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  August 22, 2003                      ENRON CORP.
      ---------------------------


                                            By:  /s/ Raymond M. Bowen, Jr.
                                                -------------------------------
                                                 Raymond M. Bowen, Jr.
                                                 Executive Vice President and
                                                 Chief Financial Officer


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Exhibit A.

     State Commission Certification. The certification of the Oregon Public Utility Commission that is required under Section 33(a)(2) of the Act was filed by Enron with the Commission on August 25 2003, as an attachment to a Form U-57 (File No. 73-00063) on behalf of ENRON ASIA PACIFIC/AFRICA/CHINA LLC. Enron hereby incorporates this certification by reference.


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